UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aris Water Solutions, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

04041L106
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 04041L106
1	NAMES OF REPORTING PERSONS
HBC Water Resources LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G
CUSIP No. 04041L106
1	NAMES OF REPORTING PERSONS
HBC Water Resources II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G
CUSIP No. 04041L106
1	NAMES OF REPORTING PERSONS
Joseph Colonnetta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,693 (1)

	6	SHARED VOTING POWER
123,313 (2)

	7	SOLE DISPOSITIVE POWER
12,693 (1)

	8	SHARED DISPOSITIVE POWER
123,313 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,006 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Consists of 12,693 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Aris Water Solutions, Inc. (the “Issuer”) owned of record by Joseph Colonnetta.

(2)
Consists of 123,313 shares of Class A Common Stock owned of record by Colonnetta Family Partners I, LP (“Colonnetta Partners”). Colonnetta Management Company LLC (“Colonnetta Management”) is the general partner of Colonnetta Partners. Mr. Colonnetta and his spouse are the managers of Colonnetta Management. As such, Mr. Colonnetta has the power to vote and dispose of the securities held by Colonnetta Partners and may be deemed to be the beneficial owner of such securities held of record by the Colonnetta Partners. Mr. Colonnetta disclaims beneficial ownership of all securities reported herein in excess of his pecuniary interests therein.

(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the 26,514,063 shares of Class A Common Stock outstanding as of November 8, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13G
CUSIP No. 04041L106
1	NAMES OF REPORTING PERSONS
J. Hale Hoak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
619,555 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
619,555 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
619,555 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 619,555 shares of Class A Common Stock owned by Hoak Private Equities I, LP (“Hoak Private Equities”). Hoak Fund Management, LP (“Hoak Management”) is the general partner of Hoak Private Equities. Hoak Management is controlled by Mr. Hoak and and Hoak & Co. As such, Mr. Hoak has the power to vote and dispose of the securities held by Hoak Private Equities and may be deemed to be the beneficial owner of such securities held by Hoak Private Equities. Mr. Hoak disclaims beneficial ownership of all securities reported herein in excess of his pecuniary interests therein.

(2)
The percentage of class represented by the amount in row 9 is presented as a percentage of the 26,514,063 shares of Class A Common Stock outstanding as of November 8, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13G
CUSIP No. 04041L106
Item 1(a).	Name of Issuer

Aris Water Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9811 Katy Freeway, Suite 700, Houston, Texas 77024

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed jointly by each of the following Reporting Persons:

(i)	HBC Water Resources LP, a Texas limited partnership (“HBC Water”);

(ii)	HBC Water Resources II LP, a Texas limited partnership (“HBC Water II”);

(iii)	Joseph Colonnetta (“Mr. Colonnetta”); and

(iv)	J. Hale Hoak (“Mr. Hoak”).

HBC Water, HBC Water II, Mr. Colonnetta and Mr. Hoak are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is Reagan Place at Old Parkland, 3963 Maple Avenue, Suite 450, Dallas, Texas 75219.

Item 2(c).	Citizenship

HBC Water is a Texas limited partnership.

HBC Water II is a Texas limited partnership.

Mr. Colonnetta is a citizen of the United States of America.

Mr. Hoak is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

04041L106

SCHEDULE 13G
CUSIP No. 04041L106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	– (c)

The responses of the Reporting Persons in Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, or for any other purpose, and except to the extent of its or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.  This Statement on Schedule 13G is not filed pursuant to Rule 13(d)-1(b) or Rule 13d-1(c).

SCHEDULE 13G
CUSIP No. 04041L106
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.  We also agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2023

HBC Water Resources LP

By: HBC Water Resources GP LP, its general partner

	By:	/s/ Joseph Colonnetta
		Name:	Joseph Colonnetta
		Title:	Manager

HBC Water Resources II LP

By: HBC Water Resources II GP LP, its general partner

By:	/s/ Joseph Colonnetta
	Name:	Joseph Colonnetta
	Title:	Manager

/s/ Joseph Colonnetta
Joseph Colonnetta

/s/ J. Hale Hoak
J. Hale Hoak

SCHEDULE 13G
CUSIP No. 04041L106
Exhibit	Name
99.1	Joint Filing Agreement among the Reporting Persons, dated as of February 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).